FORM 6-K

                        SECURITIES & EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     Of the Securities Exchange Act of 1934

                                October 16, 2003

                               INFICON Holding AG

                              INFICON Holding Inc.
                 (Translation of registrant's name into English)

                                  INFICON Inc.

                              Two Technology Place

                          East Syracuse, New York 13057
                    (Address of principal executive offices)

                      (Indicate by check market whether the
                          registrant files or will file
                         annual reports under cover Form
                               20-F or Form 40-F.)

                Form 20-F [ X ] Form 40-F [  ]

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.)

                      Yes [  ] No [ X ]


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Enclosure:  Press release dated October 16, 2003, announcing divestiture of ultra clean processing business unit.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 16, 2003                              INFICON Holding AG


                                     By:    /s/ Peter G. Maier
                                           ------------------------------------
                                     Name:    Peter G. Maier
                                     Title:   Vice President and Chief Financial
                                              Officer